UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

World Am, Inc.
File No. 0-30639 - CF# 21380

World Am, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Form 8-K filed on December 12, 2007.

Based on representations by World Am, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 12, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel